Filed by Liberty Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Virgin Media Inc.

Commission File No.: 000-50886

Liberty Global, Inc.

Commission File No.: 000-51360

Additional Information and Where to Find it

Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global, Inc., Virgin Media Inc. or the new Liberty Global holding company.  In connection with the proposed acquisition of Virgin Media by Liberty Global, Liberty Global and Virgin Media will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC), and the new Liberty Global holding company will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Liberty Global, Virgin Media and the new Liberty Global holding company, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations, Telephone: +1 303 220 6600, or to Virgin Media Limited, Communications House, Bartley Wood Business Park, Bartley Way, Hook, RG27 9UP, United Kingdom, Attn: Investor Relations Department, Telephone +44 (0) 1256 753037.

The respective directors and executive officers of Liberty Global and Virgin Media and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Liberty Global’s directors and executive officers is available in its proxy statement filed with the SEC by Liberty Global on April 27, 2012, and information regarding Virgin Media’s directors and executive officers is available in its proxy statement filed with the SEC by Virgin Media on April 30, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  These documents can be obtained free of charge from the sources indicated above.

The following is a transcript of an inteview of Mike Fries, President and CEO of Liberty Global, Inc., regarding Liberty Global’s acquisition of Virgin Media.

Interviewee:	Mike Fries
Title:	President & CEO
Company:	Liberty Global

Channel:	Bloomberg, U.S.
Date:	February 6, 2013
Time:	12:06 PM EST
Duration:	4 minutes 50 seconds

Interviewer 1:	Scott Wapner
Interviewer 2:	David Faber

Scott Wapner

We’re talking deals now. Liberty Global, agreeing to buy British cable company Virgin Media; it’s a $16 billion deal, giving Liberty Global access to Europe’s largest cable market. CNBC’s David Faber joins us now with more on the deal, and a “First on CNBC” interview. David.

David Faber

Thanks very much, Scott. Yes, in fact, this deal creates the largest single cable company in the world, surpassing our own parent Comcast, with this purchase of cash and stock worth about $47.87 per Virgin Media share, at least when it was announced. Liberty Global shares down a bit. Let’s bring in Mike Fries; he’s the President and CEO of Liberty Global, joins us to talk about today’s, well, enormous deal, announced late yesterday in the United States. Always nice to see you, Michael.

Mike Fries

Thanks David.

David Faber

Why not have done this a couple of years ago? You know, some have speculated that Liberty Global might have been interested in buying this company sometime back. It was a lot cheaper then than it is now.

Mike Fries

Sure. Timing is everything. A couple of years ago would have been nice, but the stars just hadn’t aligned at that point .Our stock’s up quite a bit since then, the financing markets are very healthy, and the seller was willing. So as with all deals of this size and this nature, you do your best, and this instance it worked out right now, and we’re happy with that. The timing is good for us.

David Faber

You know, you mentioned the financing markets. But at the end of the day, you were using a lot more stock perhaps than some might have anticipated, as opposed to cash. Why that decision to go with a largely stock as opposed to more cash, given those very willing financing markets?

Mike Fries

It’s about a 65/35 [percent] split more or less. That was essentially attempt by us to just balance the key variables here, the leverage that we thought was appropriate for the asset, the amount of dilution we were comfortable with and then making sure that Virgin shareholders were satisfied with the surety of the deal and the amount of cash in the deal. So it was just trying to create the right blend and it worked well for us, I think.

David Faber

Liberty Global has grown over time quite well, some of that due to acquisitions in the past. I’m thinking of the systems in Germany, for example, which greatly aided your top line growth. In this case, some investors saying, ‘Virgin is not growing nearly as fast as those German cable companies you bought, and you may be setting yourself for slower growth—at least 24 months out.’ How do you counter that?

Mike Fries

Well listen, I’ll tell you, this deal is about three or four things. Number one, it’s about building scale, and our business thrives on scale; it always has, and it always will. But secondly, it’s about organic growth. And when we look at the Virgin Media business together with our business, we think it’s actually very complimentary on the growth profile. And then thirdly, it’s about free cash flow, and I would argue that it enhances our free cash flow growth in the next several years for a number of reasons. So it brings us great scale. It we think compliments our organic profile, but enhances free cash flow, which is critical for stock buy-backs. As you know, we’ve done about $9 billion [in] stock buy-backs in our company in the last six or seven years, and we announced today that we’ll do another $3.5 billion in stock buy-backs in the next two years for the combined group. So all those things fitting together we think is what the real story is.

David Faber

It’s funny you mentioned stock buy-backs. I look at the A shares and the K shares here, and there’s a great divergence actually. I mean, why that large a spread between the voting shares and the non-voters at this point, and would you target one or the other when you begin your buy- backs again?

Mike Fries

Well, we look at both. But clearly, we don’t think there should be a spread of that size between those two shares. They both represent an economic interest in the company of equal value. We buy back stock everyday. We’re buying back stock today, and typically, we’ll target the cheaper price. That’s why there’s fewer K shares than there are A shares if you look at the shares outstanding.

David Faber

A lot has been made of the potential competition you’ll be bringing to BSkyB in the U.K. Is too much being made of that, or is that a significant competitor that should be concerned about this new combination?

Mike Fries

BSkyB is great company. They’ve a fantastic job in the U.K. market. But that market is much more rational than people realize. If you look at BT and Sky, and Virgin, all three operators were at a point where price stability and ARPU growth are really the paramount factors. So while it had been hectic in the past, we think the market is actually pretty stable and pretty rational today, and there’s plenty to go around.

David Faber

And Mike, I know it’s a big day for you. Am I right on that, big birthday today, or have I been misinformed?

Mike Fries

Yeah. My 50th birthday, that’s right. It’s a pretty good present. I’d rather be receiving $23 billion than spending it, but it’s a good second best.

David Faber

As long as it’s not a reflection of some midlife crisis. That’s all. We don’t want that to be the case.

Mike Fries

No, no, no. John wouldn’t let that happen.

David Faber

That is true. Mr. Malone would not. He’s okay with, by the way being diluted down with 26% of the combined company on the vote?

Mike Fries

He is. I was just in his office. He’s very happy with the deal, very excited.

David Faber

All right. We’ll look forward to speaking to him in the future and appreciate your time today. Mike Fries, President & CEO of Liberty Global.

Mike Fries

Thank you.

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